Exhibit 1.02

Conflict Minerals Report of Biolase, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) for Biolase, Inc. (the “Company”) for the calendar year ended December 31, 2013 prepared in accordance with Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716; File No. S7-40-10 for definitions to the terms used in this CMR, unless otherwise defined herein.

Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. For the purposes of this assessment, conflict minerals are defined as tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Because the Company uses necessary 3TG in the manufacture of certain of its laser products, it has conducted a Reasonable Country of Origin Inquiry (“RCOI”). Pursuant to Rule 13p-1, the Company’s RCOI was reasonably designed to determine whether any of the conflict minerals that are not from recycled or scrap sources originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively the “Covered Countries”) and was performed in good faith. In conducting its due diligence, the Company implemented the 2nd edition of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“the OECD Guidance”), an internationally recognized due diligence framework. For the purpose of its RCOI, the Company continued to receive supply chain responses through May 29, 2014.

For the calendar year ended December 31, 2013, the Company was unable to determine the country of origin of all of its 3TG from every supplier within the scope of its RCOI and, as such, performed additional due diligence on the sourcing of its 3TG and will annually submit a CMR to the SEC that includes a description of its due diligence measures until it can establish whether all of its 3TG originated from sources other than the Covered Countries or from recycled and scrap sources.

The Company’s CMR for the calendar year ended December 31, 2013 was not subject to a private sector audit. Pursuant to Rule 13p-1, the Company’s CMR is not subject to an independent private sector audit for the first two years following November 13, 2012.

Company Overview

The Company, incorporated in Delaware in 1987, is a biomedical company that develops, manufactures, and markets lasers in dentistry and medicine and also markets and distributes two-dimensional (“2-D”) and three-dimensional (“3-D”) dental imaging equipment, including cone beam digital x-rays and CAD/CAM intra-oral scanners, and in-office, chair-side milling machines and 3-D printers. The Company’s products are focused on technologies that advance the practice of dentistry and medicine.

Products Overview

The Company manufactures and offers two categories of laser system products: WaterLase systems and diode systems. Its flagship product category, the WaterLase system, uses a patented combination of water and laser energy to perform most procedures currently performed using dental drills, scalpels, and other traditional dental instruments for cutting soft and hard tissue. The Company also offers its diode laser systems to perform soft tissue, pain therapy, and cosmetic procedures, including teeth whitening.

Reasonable Country of Origin Inquiry

Because the Company uses necessary 3TG in the manufacture of its laser products, management has conducted a RCOI for “in scope” suppliers to ensure traceability throughout its supply chain in order to establish the origin of 3TG using the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “CFSI Template”) developed by countries of the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). The CFSI Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CFSI Template contains questions about the origin of conflict minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the CFSI Template is available on CFSI’s website.

The Company’s RCOI was reasonably designed to determine whether any of the conflict minerals that are not from recycled or scrap sources originated from the Covered Countries and was performed in good faith. Requesting that its suppliers complete the CFSI Template regarding information about 3TG smelters and refiners in its supply chain represented the most reasonable effort the Company could make in determining the mines or locations of origin of the 3TG in its supply chain. In conducting its RCOI in good faith, the Company engaged a data collection vendor to assist in contacting and aggregating a portion of its supplier responses using the CFSI Template to identify conflict mineral sources, smelters, and refiners.

As a result of its due diligence efforts, the Company was unable to conclude the extent to which the 3TG contained in its products originated in the Covered Countries or to identify all of the facilities used to process its 3TG for the calendar year ended December 31, 2013. The Company did learn that one of its suppliers may source certain of its 3TG that may be used by the Company from within the Covered Countries.

The Company’s CMR was not subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Due to the breath and complexity of the Company’s products and respective supply chain, it will take time for many of its suppliers to verify the origin of all of the minerals used in the Company’s products. By using its supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing its outreach efforts, the Company hopes to further develop transparency into its supply chain.

Conflict Minerals Policy

As a result of the Dodd-Frank Act, the Company implemented the following Conflict Minerals Policy (“CMP”) for the calendar year ended December 31, 2013:

As mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Securities and Exchange Commission (the “SEC”) requires publically traded companies to publicly disclose their use of conflict minerals. Pursuant to Section 1502 of the Dodd Frank Act, the term “conflict minerals” includes tin, tantalum, tungsten, and gold (“3TG”) regardless of their origin and whether or not they fund armed conflict. Congress enacted Section 1502 because of concerns that the exploitation and trade of conflict minerals that originate in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, “Covered Countries”) by armed groups is helping to finance conflict in the Covered Countries and is contributing to an emergency humanitarian crisis. As such, SEC registrants have been chartered to practice reasonable due diligence with their supply chain to determine if 3TG used in their products are being sourced from mines controlled by non-government or unlawful military groups within the Covered Countries.

Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing. Biolase, Inc. (the “Company”) looks to industry guidelines to help establish its programs such as the joint Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) which is taking action to address responsible sourcing through the development of the Conflict-Free Smelter (“CFS”) program aiming to enable companies to source conflict-free minerals.

If an SEC registrant can establish that the conflict minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, it must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) that the SEC registrant completed.

If an SEC registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The SEC registrant must annually submit a Conflict Minerals Report (“CMR”) to the SEC that includes a description of those due diligence measures.

The Company’s products include 3TG; however, due to the complexity of the supply chain consisting of mines, traders, exporters, smelters, refiners, alloy producers, recyclers, component manufacturers, and direct suppliers, any of which may change from time to time due to the influence of availability, pricing, or other factors in purchasing decisions, conducting a good faith and reasonable effort to determine the source of these materials to a high degree of certainty presents a significant challenge.

Nonetheless, the Company is committed to developing and implementing a strategy to support the objectives of Section 1502 of the Dodd Frank Act and other regulations on the supply of conflict minerals. The Company’s commitment includes:

•	Implementing policies and processes toward preventing the use of conflict minerals or derivative metals necessary to the functionality or production of the Company’s product(s) that finance or benefit armed groups in the Conflict Region.
•	Not knowingly procuring 3TG that originate from facilities in the “Conflict Region” that are not certified as conflict free.
•	Expecting suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.
•	Performing a reasonable country of origin inquiry (“RCOI”), including obtaining written documentation or verbal confirmation from suppliers as to whether the 3TG present in products supplied to the Company for its manufactured products originate in the Covered Countries or come from recycled/scrap sources.
•	Where 3TG minerals are present and the Company has the reason to believe those minerals originated from the Covered Countries, the Company commits to performing due diligence efforts to determine source of these minerals, including requiring supplier cooperation in due diligence efforts to identify the origin of these minerals.

The Company believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if the Company determines that any supplier is, or a reasonable risk exists that it may be, violating this policy, then it will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, the Company will look to alternative sources for the product.

The Company’s efforts are not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If the Company determines that any of the components of its products contain 3TG from a mine or facility that is “non-conflict free,” it will work towards transitioning to products that are “conflict free”.

Supply Chain Overview

In order to manage the scope of this task, the Company relied upon its suppliers to provide information on the origin of the 3TG contained in the components and materials supplied, including sources of 3TG that are supplied to its vendors from sub-tier suppliers. The Company integrated responsible sourcing of minerals requirement with its Conflict Minerals Policy (“CMP”), Supplier Survey/Certification Form, and Supplier Code of Conduct. The Company’s suppliers are expected to provide the 3TG sourcing information pursuant to its CMP, Supplier Survey/Certification Form, and Supplier Code of Conduct.

For the calendar year ended December 31, 2013 the Company surveyed all of its suppliers. It has since been determined that it is not practicable to conduct a survey of all of the Company’s suppliers, and management believes a more reasonable approach is for the Company to conduct a survey of the suppliers where the nature of the component indicates that those components are likely to contain 3TG.

Due Diligence Process

The Company’s due diligence processes and efforts have been developed in conjunction with the OECD Guidance and the related supplements for 3TG. The Company designed its due diligence process, management, and measures to conform in all material respects with the framework OECD Guidance.

The Company’s conflict minerals due diligence process included: the development of a CMP, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. Management has also established periodic reporting requirements to the Audit Committee of the Board of Directors with respect to the Company’s 3TG due diligence process and compliance obligations.

Establishment of Strong Company Management Systems

Internal Team

The Company has established a management system for complying with the applicable rules. The management system includes the development of a Conflict Minerals Task Force led by our Chief Financial Officer and a team of subject matter experts from relevant functions including, purchasing, quality assurance, manufacturing, and finance.

Supplier Engagement

With respect to the OECD requirement to strengthen the Company’s engagement with suppliers, it was found that many suppliers were not aware of or did not understand the Dodd-Frank 1502 requirements for the calendar year ended December 31, 2013. As a result of this finding, the Company was unable to obtain responses from all of its suppliers and is developing an instructional document that will be provided to its suppliers for the calendar year ending December 31, 2014. When implemented, the Company will encourage its suppliers to share this information throughout the whole supply chain, all the way to the smelter and refiner level. The Company will continue to provide education and support to its suppliers during the RCOI process on an annual basis.

The Company engaged a third party data collection vendor to assist in conducting its outreach, and aggregate the received supplier responses to its RCOI. These efforts were supervised and completed by the Company’s team of subject matter experts.

Grievance Mechanism

The Company has established a CMP that has been posted on its website at: www.biolase.com under “Investors” in “Corporate Governance.” The Company also has a Supplier Survey/Certification Form and a Supplier Code of Conduct. The Supplier Code of Conduct includes a mechanism for escalating any issues and concerns.

Maintain records

The Company has established its due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

The Company has also created internal follow-up processes (including e-mail communication and direct contact by telephone) to identify and escalate any identified issues associated with non-responsive or problematic responses to its RCOI.

Management Systems

As described above, the Company has adopted a CMP which is posted on its website at: www.biolase.com under “Investors” in “Corporate Governance.”

Identify and Assess Risk in the Supply Chain

For the calendar year ended December 31, 2013, the Company elected to survey its entire known component and outsourced manufacturing (OEM, ODM, CM) supply chain, which consisted of 141 suppliers. During the survey, the Company received responses from 98% of its suppliers and identified 42 suppliers who were ultimately within the scope of the RCOI. Of the suppliers within the scope of the RCOI, the Company received 37 responses that were identified as conflict free using the CFSI Template, one response where the supplier was uncertain, and one response that listed tin and tantalum smelters that could possibly use materials from a Covered Country. Three suppliers within the scope of the RCOI did not respond. Because of the Company’s size, the breath and complexity of its products, and the constant evolution of its supply chain, it was difficult to identify suppliers downstream from our direct suppliers.

With the exception of the suppliers described above, we are unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

For the calendar year ended December 31, 2013 the Company surveyed all of its suppliers. It has since been determined that it is not practicable to conduct a survey of all of the Company’s suppliers, and management believes a more reasonable approach is for the Company to conduct a survey of the suppliers where the nature of the component indicates that those components are likely to contain 3TG and are within the scope of the RCOI.

The Company’s conflict minerals team is developing a process to further evaluate risk in the supply chain. The Company will assess risk by reviewing the suppliers’ answers provided in the CFSI Template for risk indicators. These risk indicators are based on common industry practices. When risk indicators are found, corrective action measures will be required of the supplier(s).

Design and Implement a Strategy to Respond to Risks

The Company is in the process of developing its Risk Management Plan. As part of its Risk Management Plan, the Company is developing a training program to ensure suppliers understand the Company’s expectations for them.

When applicable, the Company will work with suppliers, if any, who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with 3TG smelters and refiners, nor does it perform direct audits of these entities that provide 3TG. However, the Company does rely upon the industry (for example, EICC and GeSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

Report on Supply Chain Due Diligence

Survey

The Company conducted a survey of the Company’s active suppliers described above using the CFSI Template. The CFSI Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the Company and its suppliers use. In addition, the CFSI Template contains questions about the origin of conflict minerals included in suppliers’ products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website.

Survey Responses

At the outset of its RCOI for the calendar year ended December 31, 2013, the Company elected to survey its entire known component and outsourced manufacturing (OEM, ODM, CM) supply chain, which consisted of 141 suppliers. During the survey, the Company identified 42 suppliers that were within the scope of RCOI.

During its due diligence, the Company gathered 167 smelters and refineries names from its supply chain. Of those, 164 smelters and refineries were identified by CFSI as known smelters and refineries, and three smelters and refineries were not validated or verified. Among these 164 smelters and refineries, 67 are on CFSI’s certified Conflict Free Smelters (“CFS”) list and considered to be conflict free and another 21 have agreed to complete a Conflict Free Smelter Program audit. With respect to the other 76, CFSI has not provided an opinion as whether or not the minerals procured from these smelters and refineries originate from the Covered Countries.

Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing the Company’s supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirement that the Company’s suppliers conform with the same standards that meets the OECD guidelines, and report using the CFSI Template, the Company has determined that the smelters and refiners gathered from its supply chain shall represent the most reasonable known mine of origin information available.

Smelters or Refiners Identified

The Company adopted the CFSI’s industry approach and traced back the origin of 3TG by identifying smelters, refineries or recyclers, and scrap supplier sources. The Company leveraged CFSI and its CFS program to trace the mine of origin of the 3TG to its ore level. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use the ores that are conflict free from the DRC and covered countries.

Set forth below is a list of smelters and refiners identified in our due diligence procedures used by a supplier that could possibly use tin or tantalum sourced a Covered Country for components that are used in our laser products:

Metal	Standard Smelter/Refiner Names	Country	CFSI Compliant
Tantalum	Duoluoshan	China	Yes
Tantalum	Exotech Inc.	United States	Yes
Tantalum	F&X	China	Yes
Tantalum	Global Advanced Metals	United States	Yes
Tantalum	H.C. Starck GmbH	Germany	Yes
Tantalum	Hi-Temp	United States	Yes
Tantalum	JiuJiang JinXin Nonferrous Metals Co. Ltd.	China	Yes
Tantalum	Kemet Blue Powder	United States	Yes
Tantalum	Mitsui Mining & Smelting	Japan	Yes
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	Yes
Tantalum	Plansee	Austria	Yes
Tantalum	Solikamsk Metal Works	Russian Federation	Yes
Tantalum	Taki Chemicals	Japan	Yes
Tantalum	Tantalite Resources	South Africa	Yes
Tantalum	Telex	United States	Yes
Tantalum	Ulba	Kazakhstan	Yes
Tantalum	Zhuzhou Cement Carbide	China	Yes
Tin	CNMC (Guangxi) PGMA Co. Ltd.	China	Yes
Tin	Cookson	United States	Yes
Tin	Cooper Santa	Brazil	Active (1)
Tin	CV Duta Putra Bangka	Indonesia	Yes
Tin	CV JusTindo	Indonesia	Yes
Tin	CV Makmur Jaya	Indonesia	Yes
Tin	CV Nurjanah	Indonesia	Yes
Tin	CV Prima Timah Utama	Indonesia	Yes
Tin	CV Serumpun Sebalai	Indonesia	Yes
Tin	CV United Smelting	Indonesia	Active (1)
Tin	EM Vinto	Bolivia	Active (1)
Tin	Fenix Metals	Poland	No
Tin	Geiju Non-Ferrous Metal Processing Co. Ltd.	China	Yes
Tin	Gejiu Zi-Li	China	No
Tin	Gold Bell Group	China	No
Tin	Huichang Jinshunda Tin Co. Ltd	China	No
Tin	Jiangxi Nanshan	China	No
Tin	Kai Unita Trade Limited Liability Company	China	No
Tin	Linwu Xianggui Smelter Co	China	No
Tin	Liuzhou China Tin	China	No
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Yes
Tin	Metallo Chimique	Belgium	No
Tin	Mineração Taboca S.A.	Brazil	Yes
Tin	Minmetals Ganzhou Tin Co. Ltd.	China	No
Tin	Minsur	Peru	Yes
Tin	Mitsubishi Materials Corporation	Japan	Yes
Tin	Novosibirsk Integrated Tin Works	Russian Federation	No
Tin	OMSA	Bolivia	Yes
Tin	PT Alam Lestari Kencana	Indonesia	No
Tin	PT Artha Cipta Langgeng	Indonesia	No
Tin	PT Babel Inti Perkasa	Indonesia	No
Tin	PT Babel Surya Alam Lestari	Indonesia	No
Tin	PT Bangka Putra Karya	Indonesia	Active (1)
Tin	PT Bangka Timah Utama Sejahtera	Indonesia	No
Tin	PT Bangka Tin Industry	Indonesia	Active (1)
Tin	PT Belitung Industri Sejahtera	Indonesia	No
Tin	PT BilliTin Makmur Lestari	Indonesia	No
Tin	PT Bukit Timah	Indonesia	Yes
Tin	PT DS Jaya Abadi	Indonesia	No
Tin	PT Eunindo Usaha Mandiri	Indonesia	Active (1)
Tin	PT Fang Di MulTindo	Indonesia	No
Tin	PT HP Metals Indonesia	Indonesia	No
Tin	PT Mitra Stania Prima	Indonesia	No
Tin	PT Refined Banka Tin	Indonesia	Active (1)
Tin	PT Sariwiguna Binasentosa	Indonesia	No
Tin	PT Stanindo Inti Perkasa	Indonesia	Active (1)
Tin	PT Sumber Jaya Indah	Indonesia	No
Tin	PT Tambang Timah	Indonesia	Yes
Tin	PT Timah	Indonesia	Yes
Tin	PT Timah Nusantara	Indonesia	No
Tin	PT Tinindo Inter Nusa	Indonesia	Active (1)
Tin	PT Yinchendo Mining Industry	Indonesia	No
Tin	Thaisarco	Thailand	Yes
Tin	White Solder Metalurgia	Brazil	Yes
Tin	Yunnan Chengfeng	China	Active (1)
Tin	Yunnan Tin Company Limited	China	Yes

(1)	Smelters and refiners are identified as Active in the Conflict-Free Smelter Program once they submit signed Agreement for the Exchange of Confidential Information (“AECI”) and Auditee Agreement contracts. If a smelter or refiner that has been identified as Active is deemed by the CFSP to not be progressing toward an audit, gap closure, or re-audit for more than 90 days, that smelter or refiner will be removed from the Active list. A company that is unresponsive for 45 days will be removed from the Active list.

As the Company continues developing its due diligence program, management intends to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in the Company’s products could benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communication, training, and escalation process to improve due diligence data accuracy and completion.
•	Continue to influence additional smelters to obtain CFS status through the supply chain, where possible.